SwitchPitch

seedinvest. com/switchpitch/seed/questionsanswers

**"Whether it's a temporary pitch, or for a long-term solution, SwitchPitch offers a unique opportunity to build
a network, solve problems & foster innovation." Bryson Koehler Chief Information & Technology Officer, The Weather Company**

Highlights

- Funding raised to date: $505,000

- Startup revenue originating from SwitchPitch platform: $3 million+

- Matched needs for companies like Citi, Assurant, HBO, Gannett and many more!

- Grown startup database to more than 35,000 innovative startups

- Posted 200+ projects, with an average success rate of 40%

- Featured in Inc, Fast Company, Washington Post, US News, New York Daily News, Upstart Journal, LA Times and many more!

- Days Left to Invest: 90

- Security Type: Convertible Note

Overview

About Us

SwitchPitch is revolutionizing the way big and small companies do business together. We see ourselves as the LinkedIn for business development – just as on LinkedIn, professionals post their resumes and employers hire them in the LinkedIn marketplace, on SwitchPitch, startups and other small businesses post their "profiles" and larger enterprises who need projects done that they can't do themselves hire the startups to do those projects – and, we've proven that we get deals done!

The Problem

In the past, scrappy startups and small businesses could not break into Corporate America, often repeatedly meeting with the wrong contacts and wasting precious time with long sales cycles that rarely resulted in closed deals.

We are solving this problem by developing an online software-as-a-service (SaaS) platform enabling big companies to manage their startup and small/medium enterprise (SME) engagements.

How it Works

The platform consists of:

- Database of 35,000+ startups / SMEs

- Marketplace where enterprises can publish internal projects that they can't undertake, themselves, due to staffing and/or business development constraints – and match those projects with startups or SME's that can.

The projects range from nice-to-have ancillary needs to larger corporate problems with core business lines. Startups / SMEs then bid on the projects.. We've built our platform into a dynamic two sided marketplace.

Our Growth

- The platform is in beta use with large enterprises like Metlife, Syngenta, Thales, Barclays and others who use us to connect with early-stage innovation.

- To date, SwitchPitch's marketplace has hosted more than 200 projects, with a 40% success rate getting signed deals between big and small companies. Gannett, Samsung, HBO, Assurant, and many more have signed deals using SwitchPitch.

- SwitchPitch has been recognized by the US Department of Commerce and The White House through a jointly-hosted event at the Department of Commerce, sponsored by the White House Startup Demo Day program, and been featured in Fast Company, Entrepreneur, Inc., Bloomberg, Washington Post, US News, Real Money with Ali Velshi, Upstart Journal, LA Times and many more publications.

ProcurementEnterprise ApplicationsInnovation ManagementApplication PlatformsMarketplacesStartupsSaaS PlatformWashington, D. C.

Website: http://www.switchpitch .com

Product & Service

We created a custom built platform called SwitchPitch Connect - a two-sided marketplaces serving startups and businesses. Our platform is cloud-hosted by Amazon Web Services and delivered to clients via the Internet.

By harnessing the power of the marketplace, large enterprises now have the ability to easily post a project and outline their needs, such as company model, budget, timeline, necessary business inclusions, and solution expectations. They can include images, PowerPoint and videos. We then promote the projects to our vast network of global startups, which are tagged according to industry so they can see projects specifically relating to their business model. Big companies are charged from $1,000 to $10,000 per month for platform access.

Platform Features

1. **Identify:** Once the account is created, platform clients search our database of 35,000+ startups / SMEs to identify relevant small companies for their projects.

2. **Qualify:** Clients easily post a project, from nice-to-have ancillary needs to vexing problems with core business lines. They outline their project needs, such as company model, budget, timeline, necessary business inclusions, and solution expectations.

3. **Engage:** SwitchPitch promotes the projects to our vast network of global startups / SMEs who are tagged according to industry, so they can see projects specifically relating to their business model. Startups / SMEs develop innovative solutions using either their existing technology or custom-build solutions that play on their unique abilities. Startups / SMEs post a bid and the big company is notified to visit the platform.

4. **Track:** Enterprise clients review the bid, keep the startup informed of the review process, and let the startup know if it is a finalist. Clients track startups using tags, notes and watch lists. Clients then sets up interviews, chooses a small company, and the deal gets done. Deal details are logged on Connect for ongoing tracking.

Gallery

Startup Engagement Management.

Media Mentions

Team Story

As a startup founder, seed investor, and occasional big company employee after an acquisition, Michael Goldstein, Founder and CEO, experienced business development from many perspectives. It's never easy for startups - wrong time, wrong product, wrong contact, wrong price, etc.

Startups frequently don't have the resources for long business development cycles - especially when outcomes are so uncertain. We launched SwitchPitch to make the ever-elusive business development process transparent and efficient.

Founders



Michael Goldstein

Founder and CEO

Michael is in charge of managing all business activities, including sales, fundraising and product development. Michael has over 15 years of experience with start-up businesses. His ventures included Magazine-of-the-Month, which sold to Magazines.com in 2004; DealPal, which he founded in 2006 and subsequently sold to Caivis Acquisition Corporation in 2010. In 2012, he founded Exhilarator Services, which helped new business getting started.

 He also raised seed fund and invested in eight startups including AdsNative (subsequently funded by InterWest Partners) and Umano (subsequently funded by Mark Cuban). Michael graduated from Boston University in 1995.

He currently serves on the Entrepreneurs Organization's DC Board as Chair of EO's Global Student Entrepreneur Award (GSEA) competition.

Key Team Members



Jeff Ryder

Business Development (via Glacier Point Ventures)



Mikhail Kuklin

Technology (via Clevertech)



Mariah Robinson

Marketing (via Bearly Marketing)



Cage Sodhy

Design (via Subture)

Notable Advisors & Investors



DreamIt Ventures

Investor, Portfolio includes 250+ breakthrough technology companies



Allen Morgan

Investor, IdeaLab Board of Directors Mayfield Fund former managing director



David Steinberg

Investor, Founder, Zeta Interactive Founder, inPhonic



Ian Mcnish

Investor, Founding Team, LinkedIn. Technical Advisor with focus on operations and scaling.



Stan Shuman

Investor, Allen & Co.



Dendy Young

Investor, Active investor & board member. Currently active in Personalized Cancer Therapy



Marty Isaac

Investor, Seasoned entrepreneur, angel investor and activist with 25 years experience



Ian Mcnish

Advisor, Founding Team, LinkedIn. Technical Advisor with focus on operations and scaling.



Allen Morgan

Advisor, IdeaLab Board of Directors Mayfield Fund former managing director



Bill Angeloni

Advisor, FreeMarkets former GM



David Steinberg

Advisor, Founder, Zeta Interactive Founder, inPhonic

Q&A with the Founder

- **How do you acquire large enterprise customers for SwitchPitch?**
  SwitchPitch utilizes a repeatable process to identify, engage and close enterprise sales: 1) Warm introduction or cold email to get the conversation started 2) Web demo showcasing the platform 3) Platform trial access / beta project 4) Contract review 5) Close deal
- **How do you identify the decision-makers in these large and often bureaucratic companies?**
  We leverage referrals, email campaigns, targeted online ads, LinkedIn, articles and enterprise websites.
- **How did you establish pricing tiers for Standard, Pro and Enterprise?**
  We developed pricing based on feedback of the value created within enterprises, along with our cost structure of providing high-touch customer support.
- **What's the revenue split among Standard, Pro and Enterprise?**
  It is too early to determine this.
- **How will you upsell to higher priced tiers given low entry pricing?**
  We track client platform usage and will offer additional paid functionality based on needs; we plan on adding new modules with enhanced functionality / industry-specific tools at higher price-points.
- **What is the benefit of private project and search startup directories?**
  These features enable large companies with sensitivity towards privacy to explore startups and receive startups submissions without publicly broadcasting their needs.
- **What are SwitchPitch events?**
  SwitchPitch events bring together big companies presenting needs with innovative startups in the audience. SwitchPitch uses events to launch into new industries. Events provide a

cashflow positive way to acquire large companies – initially through the event, followed by conversion to utilizing our online platform.

- **What is the benefit of startup networks which you offer direct introductions to?**

  For large companies looking to build out a startup ecosystem, direct introductions to startup communities help them achieve their goals. The relationships are managed on our platform, so direct introductions help facilitate more platform usage.

- **What customization features do you offer to Enterprise?**

  We offer customized access for certain user types; custom reporting; custom tagging functionality; custom project posting capabilities.

- **Describe the technology behind your product and how it will evolve.**

  Our platform consists of a searchable startup database and a marketplace where needs are published. The platform is custom-built using PHP and hosted on Amazon Web Services. We continually roll out new functionality based on client feedback. Our technology evolution will come when we offer modularized versions of our platform tailored for specific industries.

- **How do you match startups with clients and how will this process evolve as you scale?**

  We take a marketplace approach and provide many tools to enable startups to self-differentiate. Tools include comprehensive startup profiles; business development history; 3rd party data overlays on startup profiles; project submissions where startups provide details of how they would execute on a corporate need.

- **What are hiring plans after the raise? Will you hire any of your current contractors or advisors? If not, how will you handle the responsibility transitions to new hires?**

  We'll hire a VP of Technology; customer success manager and VP of Product. Technology will be an outside hire and we'll overlap our current resources with a new hire to provide time for transition. Customer success and VP of Product are both new positions.

- **What are your financing plans in the next 3 years if you are not going to hit profitability?**

  We intend to raise $1.5 million in the coming six months, including crowdfunding investment. Depending on adoption and cashflow, we'll look to raise $4-5 million in 18 months to scale to profitability.

Show fewer answers from the founder

Term Sheet

Fundraising Description

- Round description
  Seed

- Round size
  US $1,000,000

- Minimum investment
  US $500

Key Terms

- Security Type
    Convertible Note

- Conversion discount
    20%

- Valuation Cap
    US $4,500,000

- Interest rate
    6%

Use of Proceeds

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of SwitchPitch's prior rounds by year.

Pre-Seed

- Round Size
    US $505,000
- Close Date
    Dec 1, 2015
- Security Type
    Convertible Note
- Valuation Cap
    US $3,000,000

Market Landscape

Digital collaboration between large and small business is a $1.5 trillion growth opportunity - equivalent to 2.2% of global GDP

– Accenture

Fortune 500 companies spend $104 billion annually on supplier diversity

– National Minority Supplier Development Council

Risks and Disclosures

We are selling convertible notes. The notes will convert into equity securities at the option of the investor (you) or upon the occurrence of specified events, including a public offering raising $250,000 or more, or a private offering raising $1,000,000 or more. The notes convert at a discount of 20%, meaning you are rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time a holder of the note decides to convert might value the company at an amount well below $4.5 million valuation cap, so you should not view the $4.5 million as being an indication of the company's value.

Our auditor has issued a "going concern" opinion. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through this offering crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to make any profits at all.

We plan to reorganize the company as a Delaware corporation prior to converting the notes in this Offering into equity interests but do not currently have a conversion plan. We are currently organized as a District of Columbia limited liability company. We plan to reorganize as a Delaware corporation prior to the conversion of the notes, whether it is due to a subsequent equity financing, acquisition of the company, or maturity of the notes. However, we do not have a currently have a conversion plan in place. The approval of any plan will require unanimous consent of the members of our LLC at the time the plan is effected.

We do not currently have a limited liability company operating agreement. We don't have an operating agreement, which sets out obligations of company and our managers and members. Therefore rely on the default provisions of the District of Columbia LLC act, which could lead to uncertainty.

Does anyone want our product and will they pay enough for it? We will only succeed if we establish a stable client base including large enterprise clients. Slow adoption by enterprise clients would mean that we would not be able to generate enough revenue from them. It could also have a knock-on effect and cause our start-up clients to abandon our platform.

We may not be able to develop and protect technology in accordance with our plans. Our plan to develop artificial intelligence technology to recommend startups to large companies based on project specifics may fail. We may spend a lot of time and money on designing the technology only to find out it does not work. We have been dependent on a single developer to work on our platform and we will require additional resources to make the platform more robust so that sophisticated enterprises are able to use it on a wider scale. Even if we successfully develop our technology, we may not be able to obtain appropriate intellectual property protection for it, which would make it less valuable.

We are not going to make any profits for at least 3 years. We do not have significant revenues and no profits are projected for the next 3 years, at the very least. There is no guarantee we will make any profits after 3 years or ever.

Michael Goldstein is our sole key manager. We depend on the skills and experience of Michael Goldstein. Michael works full time, but needs to hire further employees to successfully scale up. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

We will need more people to join our company. We will need additional engineers, and people with the skills necessary to ensure we create and sell a premium product. The people we bring on should come with specialized skills that will bring value to the company. There are no guarantees that we will be able to find the right people for the job.

The company is going to need more money. We might not sell enough securities in this Offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will get nothing. Even if we raise everything we are looking for, we will probably need to raise more funds in the future, and if we can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

We have a number of competitors. There are other companies providing services similar to ours. Some of these companies may be able to develop technologies superior to ours and may succeed in taking some of our clients.

Any valuation at this stage is pure speculation. We are not saying the company is worth a specific amount. We can't. It's a question of whether you, the investor, want to pay this price for this security, which, as we point out above, has no set price until someone else invests in us. Don't think you can make that call? Then don't invest.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities (or the equity securities into which they will eventually convert), and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

Name	Last Modified	Type
Pitch Deck and Overview (2 files)	Mar 23, 2016	Folder
Product or Service (8 files)	Mar 23, 2016	Folder
Financials (1 file)	Aug 5, 2016	Folder
Fundraising Round (2 files)	Aug 5, 2016	Folder
Investor Agreements (1 file)	Aug 5, 2016	Folder
Due Diligence (1 file)	Aug 5, 2016	Folder